Filed pursuant to Rule 433

Registration No. 333-275898

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES J

$1,250,000,000

SENIOR FLOATING RATE NOTES, DUE AUGUST 3, 2026

FINAL TERM SHEET

DATED JANUARY 30, 2025

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due August 3, 2026 (the “Notes”)

Principal Amount:	$1,250,000,000

Issue Price:	100.000%

Trade Date:	January 30, 2025

Settlement Date (T+2)[1]:	February 3, 2025

Maturity Date:	August 3, 2026

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	Base Rate plus 46 bps payable and reset quarterly.

Base Rate:	USD Compounded SOFR Index Rate

Fees:	0.025%

Interest Payment Dates:	Quarterly on each February 3, May 3, August 3, and November 3, beginning May 3, 2025.

Payment Convention:	Modified following business day convention, adjusted.

Interest Payment Determination Date:	The date that is two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date).

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1Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than one business day after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than one business day prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, February 3, 2025) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the Maturity Date).

Business Days:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Fraction:	Actual / 360

Listing:	None

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78017DAE8 / US78017DAE85

Lead Manager:	RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829.